September 24, 2010
U.S. Securities and Exchange Commission
Division of Corporation Finance
101 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. H. Christopher Owings Assistant Director

Re:	Western Gas Partners, LP Form 10-K for the Fiscal Year Ended December 31, 2009 Filed March 11, 2010 File No. 001-34046
Ladies and Gentlemen:
     On September 13, 2010, Western Gas Partners, LP (the “Partnership,” “we” or “us”) received the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to our Annual Report on Form 10-K for the year ended December 31, 2009 (the “Form 10-K”). The responses provided below are numbered to correspond to the Staff’s comments, which have been reproduced herein for ease of reference.
     We acknowledge that (i) the Partnership is responsible for the adequacy and accuracy of the disclosures in the Form 10-K; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Partnership may not assert Staff comments as a defense in any proceedings initiated by the SEC or any person under the federal securities laws of the United States.
Item 3. Legal Proceedings, page 53
1.	We note your environmental risk factors and your disclosure that you are a party to various administrative and regulatory proceedings that have arisen in the ordinary course of our business. Please describe in this section any proceedings required to be disclosed pursuant to Instruction 5 to Item 103 of Regulation S-K.
     Response:
     The Partnership is not involved in any environmental administrative or regulatory proceeding that is material to the business or financial condition of the Partnership, that
Western Gas Holdings, LLC • 1201 Lake Robbins Drive • The woodlands, Texas 77380 • Phone: (832) 636-6000

U.S. Securities and Exchange Commission
September 24, 2010

involves a claim for damages or sanctions in excess of ten percent of the current assets of the Partnership or that the Partnership believes would result in monetary sanctions greater than $100,000. Accordingly, we do not believe disclosure in the Form 10-K as required by Item 103 of Regulation S-K is warranted for these proceedings.
     Additionally, in all future filings, beginning with the Partnership’s Form 10-Q for the quarter ended September 30, 2010, we will clarify that the disclosure under Legal Proceedings includes all information required by Item 103 of Regulation S-K.
Item 9A. Disclosure Controls and Procedures, page 88
2.	We note that your chief executive officer and chief financial officer concluded your disclosure controls and procedures were effective to ensure that information required to be disclosed in reports you file or submit under the Exchange Act “...is accumulated and communicated to the issuer’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.” This is an incomplete definition of disclosure controls and procedures per Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Please confirm to us and revise your disclosure in future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms and to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to your management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Otherwise in future filings, please simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.
     Response:
     We confirm to you that, as of December 31, 2009, our officers concluded that our disclosure controls and procedures are effective: (1) to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms; and (2) to ensure that information required to be disclosed by the Partnership in the reports that it files or submits under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure. In addition, and assuming our future evaluation supports such disclosure, we will revise our disclosure in future filings as follows:
     Evaluation of Disclosure Controls and Procedures. The Chief Executive Officer and Chief Financial Officer of the Partnership’s general partner performed an

U.S. Securities and Exchange Commission
September 24, 2010

evaluation of the Partnership’s disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the SEC and to ensure that the information required to be disclosed by us in reports that we file under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Partnership’s disclosure controls and procedures are effective as of December 31, XXXX.
Item 10. Directors, Executive Officers and Corporate Governance, page 89
Management of Western Gas Partners, LP, page 89
3.	We note your disclosure that the executive officers of your general partner allocate their time between managing your business and affairs and the business and affairs of Anadarko, and that the officers generally do not devote all of their time to your business, although you expect the amount of time that they devote may increase or decrease in future periods as your business continues to develop. Please disclose how much time each of the named executive officers devoted to your business during the 2009 fiscal year. We may have further comments after we review your response.
     Response:
     The following table presents the estimated percentage of time that the general partner’s named executive officers devoted to the Partnership during the year ended December 31, 2009 (the percentage representing, for each individual during the time that individual served as a named executive officer of the Partnership, the time devoted to the business of the Partnership relative to time devoted to the businesses of the Partnership and Anadarko Petroleum Corporation in the aggregate):

Officer	Estimated Time Allocated
Robert G. Gwin	44%
Donald R. Sinclair	75%
Benjamin M. Fink	72%
Danny J. Rea	42%
Amanda M. McMillian	50%
Michael C. Pearl	50%
     The above percentages are reassessed periodically, or upon the occurrence of certain events, such as a change in officers or officer responsibilities. We will include in future

U.S. Securities and Exchange Commission
September 24, 2010

filings the estimated percentage of time devoted by each named executive officer to our business for each period for which we report compensation.
Item 15. Exhibits, page 132
4.	It appears that the schedules to Exhibit 10.10, the credit agreement dated March 4, 2008, have not been filed on EDGAR. Please refile this complete exhibit, including all schedules, in your next periodic report. We note that while Item 601(b)(2) of Regulation S-K permits you to omit schedules (or similar attachments) if they do not contain information which is material to an investment decision or which is already disclosed in the agreement or disclosure document, there is not a similar provision in Item 601(b)(4) or Item 601(b)(10) of Regulation S-K.
     Response:
     We note the Staff’s comment, and acknowledge the requirements of Item 601 of Regulation S-K. As disclosed by the Partnership in a Current Report on Form 8-K filed on September 9, 2010, the credit agreement dated March 4, 2008, and filed as Exhibit 10.10 to the Form 10-K, was terminated on September 2, 2010, and is thus no longer material to the Partnership under Item 601(b)(10). For this reason, we believe that filing the requested schedules and exhibits is no longer appropriate, as it could potentially confuse readers of our financial statements. All schedules and exhibits to the Partnership’s $250 million term loan, $450 million revolving credit facility and $175 million term loan have been included with the exhibits filed with the SEC relating to such agreements, in accordance with the requirements of Item 601 of Regulation S-K.
* * * * *
     We respectfully request an opportunity to discuss this response letter further with the Staff if, following a review of this information, the Staff does not concur with our views. If you have further questions or comments, or if you require additional information, please do not hesitate to contact the undersigned by telephone at (832) 636-3348 or by facsimile at (832) 636-0278.
Very truly yours,
/s/ Benjamin M. Fink

Benjamin M. Fink Senior Vice President and Chief Financial Officer of Western Gas Holdings, LLC, General Partner of Western Gas Partners, LP

cc:	David J. Tudor, Chairperson, Audit Committee Jeff E. Urban, KPMG LLP David P. Oelman, Vinson & Elkins L.L.P. D. Alan Beck, Jr., Vinson & Elkins L.L.P.